FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6-6, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-8280, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated December 28, 2005 regarding sales of shares of subsidiaries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd. (Registrant)

Date: January 25, 2006	By	/s/ Takashi Hatchoji
Takashi Hatchoji Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Sold Shares of Subsidiaries

Tokyo, December 28, 2005 — Hitachi, Ltd. (TSE: 6501/NYSE: HIT) today announced that it has sold a part of shares of its subsidiaries.

1.	Sales of shares:

(1)	Name and number of shares sold

(i)	Shares of Hitachi High-Technologies Corporation: 5,000,000 shares owned by Hitachi, Ltd.

Following the sale, Hitachi owns 70,807,382 shares, which represent 51.4 % of the issued and outstanding shares of Hitachi High-Technologies Corporation.

(ii)	Shares of Hitachi Systems & Services, Ltd.: 3,000,000 shares owned by Hitachi, Ltd.

Following the sale, Hitachi owns 12,800,000 shares, which represent 51.2 % of the issued and outstanding shares of Hitachi Systems & Services, Ltd.

(2)	Aggregate proceeds of the sales

Approximately 18.6 billion yen

(3)	Method of the sales

Sales underwriting by securities firms and over-allotment

(4)	Date of the sales

Shares of Hitachi High-Technologies Corporation: November 21, 2005

Shares of Hitachi Systems & Services, Ltd.: November 30, 2005

2.	Impact on fiscal 2005 financial results

The sales of shares are expected to record:

(i)	Approximately 12 billion yen in income before income taxes and minority interests and approximately 5.7 billion yen in net income on consolidated bases; and

(ii)	Approximately 16.8 billion yen in income before income taxes and approximately 10.5 billion yen in net income on unconsolidated bases.

Hitachi does not expect that the above sales of shares would affect the business forecast for the fiscal year ending March 31, 2006, which was announced on October 31, 2005.

About Hitachi, Ltd.

Hitachi, Ltd., (TSE:6501/NYSE: HIT), headquartered in Tokyo, Japan, is a leading global electronics company with approximately 347,000 employees worldwide. Fiscal 2004 (ended March 31, 2005) consolidated sales totaled 9,027.0 billion yen ($84.4 billion). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, materials and financial services. For more information on Hitachi, please visit the company’s website at http://www.hitachi.com

###